EXHIBIT 20.1

NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS CORPORATION REPORTS FOURTH QUARTER

AND FULL YEAR RESULTS FOR 2002

MEMPHIS, Tenn. — February 13, 2003 — Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter and year ended December 29, 2002.

      Sales in the fourth quarter 2002 were $335.1 million, down two percent from the $341.9 million reported in the fourth quarter 2001. Sales were up one percent compared to the prior year period when divested and discontinued products are excluded.

      Net earnings for the quarter just ended were $13.7 million or $0.23 per basic and fully diluted share, compared to a net loss of $90.4 million, or $1.56 loss per share, in the fourth quarter 2001. The fourth quarter 2001 net loss from continuing operations would have been $78.9 million, or $1.36 loss per share, when adjusted for the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142).

      “2002 was a year of notable accomplishments for Thomas & Betts,” said T. Kevin Dunnigan, chairman and chief executive officer. “During the year, we successfully completed an aggressive manufacturing restructuring program, continued to tightly manage discretionary spending, maintained an intense focus on effectively managing working capital and returned to profitability in the fourth quarter. Although the persistently weak market conditions mask the full magnitude of improvement in our operations, we consider the company’s turnaround to be largely complete.”

Gross Margin and SG&A Improved

      The company’s gross margin for the quarter was 26.4 percent of sales, compared to 14.1 percent in the same period 2001. Several factors, including lower manufacturing costs, lower freight expense, and improved pricing in the Electrical segment, contributed to the improvement.

      Selling, general and administrative (SG&A) expense was $67.6 million, or 20.2 percent of sales, in the quarter just ended, compared to $73.8 million, or 21.6 percent of sales, in the prior year period. The company continued its efforts to size sales and support functions commensurate with market conditions and to tightly manage expenses. Prior year fourth quarter SG&A included $4.1 million of goodwill amortization.

      “We are pleased with the improvement in our gross margin and our success in tightly managing SG&A,” said Dunnigan. “We completed our electrical products manufacturing restructuring program on schedule and within our targeted budget. This has not only reduced costs but also created a more strategically aligned manufacturing and distribution network, allowing Thomas & Betts to be a leader in service and delivery in the electrical products industry. The financial impact of these efforts should be more readily apparent when demand in our core markets rebounds.”

Other Items

      Net interest expense was positively impacted during the fourth quarter 2002 by lower net interest rates, lower debt levels and $2.0 million of interest income on a note receivable repaid to the company. Other (expense) income in the fourth quarter 2002 included $3.2 million of income from insurance proceeds, while fourth quarter 2001 other (expense) income included a charge for the settlement of a patent infringement lawsuit for $27.0 million.

Segment Results

      Fourth quarter 2002 sales in the company’s Electrical segment were $247.8 million, compared with $249.7 million in the prior year period. Excluding divested or discontinued products of approximately $10 million, Electrical segment sales increased three percent on a fourth quarter-over-fourth-quarter basis. The company continues to strengthen its relationships with both distributors and end users of its products, which has helped offset the impact of unfavorable conditions in its core industrial, commercial and utility markets.

      Electrical segment earnings were $14.4 million in the fourth quarter, versus a loss of $24.5 million in the year-ago period. Adjusted for the elimination of goodwill amortization, the Electrical segment loss would have been $21.5 million in the 2001 period. Lower manufacturing and freight costs, improved selling prices and tight management of SG&A expenses contributed to the improved year-over-year performance. Both the 2002 and 2001 fourth quarter Electrical segment results were adversely impacted by charges associated with the restructuring of manufacturing operations ($2.9 and $4.3 million, respectively).

      Fourth quarter 2002 and 2001 sales in the Steel Structures segment were $29.0 million and $35.9 million, respectively. Segment earnings in the fourth quarter 2002 were $1.3 million, compared to $4.7 million in the prior year period. Adjusted for the effect of SFAS 142, fourth quarter 2001 segment earnings would have been $5.2 million. Sales and earnings in the fourth quarter 2002 were adversely impacted by significantly lower demand due to delayed spending by utilities on expanding the power transmission grid and changes in project mix.

      Sales in the company’s Communications segment were $20.6 million in the fourth quarter 2002 compared to $26.5 million in the same quarter 2001. The segment earned $3.3 million compared to a $3.4 million loss in the year-earlier period. The improvement largely reflects tight operating expense controls implemented in response to severely depressed demand in telecommunications and cable TV markets.

      HVAC segment sales were $37.7 million in the quarter, up from the $29.9 million reported in the fourth quarter 2001. The segment reported earnings of $2.6 million in the quarter, versus $0.5 million in earnings reported in prior year period. Adjusted for the effect of SFAS 142, the HVAC segment would have earned $1.0 million in the prior year period. Although market demand remains at historically low levels, a small acquisition contributed to higher sales volume and improved segment performance.

Full-Year Results

      For the year ended December 29, 2002, Thomas & Betts reported sales of $1,346 million down 10.1 percent from the $1,497 million reported in 2001. Excluding divested and discontinued products, sales were down five percent on a year-over-year basis.

      Thomas & Betts reported a net loss of $53.0 million for the year just ended, versus a net loss of $146.4 million for 2001. On a per share basis, the company reported a net loss $0.91 and $2.52 per share for the years 2002 and 2001, respectively. 2002 results include a $44.8 million goodwill impairment charge associated with its HVAC segment for the adoption of SFAS 142. When adjusted for the elimination of the amortization of goodwill, 2001 results would have been a $123.1 million net loss from continuing operations, or a $2.12 loss per share.

      Additional items impacting 2002 results were $23.8 million net-of-tax charges ($34.4 million pre-tax) associated with the manufacturing restructuring program, a $13.1 million net-of-tax charge ($19.0 million pre-tax) for the settlement of the consolidated securities class-action lawsuit and a $10.9 million charge for the impact of changes in U.S. tax laws.

      Additional items impacting 2001 results include $37.8 million net-of-tax ($39.8 million pre-tax) charges related to the divestiture or discontinuation of certain product lines; $33.9 million net-of-tax ($49.1 million pre-tax) charges for manufacturing restructuring; $11.6 million net-of-tax ($16.7 pre-tax) impairment charges to certain non-strategic assets; and a $18.6 million net-of-tax ($27.0 million pre-tax) charge for the settlement of a patent infringement lawsuit.

      Thomas & Betts ended the year 2002 with approximately $244 million in cash, cash equivalents and marketable securities, slightly higher than year-end 2001. In addition to normal operating expenses, major uses of cash during the year were approximately $47 million in total debt reduction, $48 million for expenses and capital associated with the manufacturing restructuring program and $46 million to settle securities and patent litigation. During 2002, the company received $65 million in cash tax refunds as a result of changes in U.S. tax laws extending the carry-back period for certain net operating losses from two to five years.

      “We made impressive progress in 2002 on all fronts and ended the year with a stronger balance sheet and a significantly improved cost structure,” said Dunnigan. “This gives us a solid foundation for improving our competitive position, particularly when coupled with our broad portfolio of market-leading brands.”

      In providing directional guidance for the year, Dunnigan said, “First quarter trends indicate that 2003 will, in all likelihood, be another very tough year with little improvement in underlying market conditions. Nonetheless, we believe that our performance will continue to improve and we will report higher net earnings for the year 2003.”

Corporate Overview

      Thomas & Betts (www.tnb.com) is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used primarily for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide.

###

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

Note:	The attached financial tables support the information provided in this news release:

Condensed Consolidated Statements of Operations
Segment Information
Recap of Manufacturing Efficiency and Consolidation Initiatives
Condensed Consolidated Statements of Operations — Items Included in Results
Transitional Disclosures for Statement of Financial Accounting Standards No. 142(2)
Condensed Consolidated Balance Sheets

Contact: Tricia Bergeron (901) 252-8266

Conference Call and Webcast Information

      Thomas & Betts will hold a conference call/ webcast to discuss the company’s fourth quarter and year-end 2002 results on Friday, February 14, 2003 at 10:00 am EDT (9:00 am CDT). To access the call, please call (203) 748-8964 (the ID for the call is “TNB”). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EDT on Monday, February 17, 2003. To access the replay, please call (402) 220-9185 (no password required). The webcast will be archived on the company’s web page.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)
(Unaudited)

	Quarter Ended		Year to Date

	December 29,	December 30,	December 29,	December 30,
	2002	2001	2002	2001

Net sales	$335,058	$341,913	$1,345,857	$1,497,491
Cost of sales	246,486	293,851	1,014,242	1,179,764

Gross margin	88,572	48,062	331,615	317,727
Gross margin — % of net sales	26.4%	14.1%	24.6%	21.2%
Selling, general and administrative	67,585	73,840	282,332	341,047
Selling, general and administrative — % of net sales	20.2%	21.6%	21.0%	22.8%
Impairment charges on long-lived assets	1,236	46,644	1,236	83,281
Provision (recovery) — restructured operations	(29)	11,666	1,656	11,666

Earnings (loss) from operations	19,780	(84,088)	46,391	(118,267)
Income from unconsolidated companies	557	62	2,593	2,199
Interest expense — net	(6,529)	(10,047)	(35,225)	(41,900)
Other (expense) income — net	3,062	(26,825)	(15,969)	(29,071)

Earnings (loss) before income taxes	16,870	(120,898)	(2,210)	(187,039)
Income tax provision (benefit)	3,187	(37,963)	6,002	(48,162)

Net earnings (loss) from continuing operations before cumulative effect of an accounting change	13,683	(82,935)	(8,212)	(138,877)
Cumulative effect of an accounting change, net of tax	—	—	(44,815)	—
Loss on sale of discontinued operations, net of tax	—	(7,513)	—	(7,513)

Net earnings (loss)	$13,683	$(90,448)	$(53,027)	$(146,390)

Basic earnings (loss) per share:
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$0.23	$(1.43)	$(0.14)	$(2.39)
Cumulative effect of an accounting change, net of tax	—	—	(0.77)	—
Loss on sale of discontinued operations, net of tax	—	(0.13)	—	(0.13)

Net earnings (loss)	$0.23	$(1.56)	$(0.91)	$(2.52)

Diluted earnings (loss) per share:
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$0.23	$(1.43)	$(0.14)	$(2.39)
Cumulative effect of an accounting change, net of tax	—	—	(0.77)	—
Loss on sale of discontinued operations, net of tax	—	(0.13)	—	(0.13)

Net earnings (loss)	$0.23	$(1.56)	$(0.91)	$(2.52)

Average shares outstanding:
Basic	58,296	58,150	58,273	58,116
Diluted	58,301	58,150	58,273	58,116

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

SEGMENT INFORMATION

(In thousands)
(Unaudited)

	Quarter Ended		Year to Date

	December 29,	December 30,	December 29,	December 30,
	2002	2001	2002	2001

Net sales:
Electrical	$247,791	$249,706	$1,025,260	$1,150,393
Steel Structures	28,996	35,860	129,730	140,572
Communications	20,581	26,454	88,386	108,063
HVAC	37,690	29,893	102,481	98,463

Total net sales	$335,058	$341,913	$1,345,857	$1,497,491

Segment earnings (loss):
Electrical	$14,389	$(24,541)	$27,131	$(27,305)
Steel Structures	1,266	4,709	15,289	18,212
Communications	3,303	(3,371)	3,154	(10,168)
HVAC	2,586	534	6,302	1,187

Total reportable segment earnings (loss)	21,544	(22,669)	51,876	(18,074)
Total reportable segment earnings (loss) — % of net sales	6.4%	-6.6%	3.9%	-1.2%
Impairment charges on long-lived assets	1,236	46,644	1,236	83,281
Provision (recovery) — restructured operations	(29)	11,666	1,656	11,666
Interest expense — net	(6,529)	(10,047)	(35,225)	(41,900)
Other (expense) income — net	3,062	(26,825)	(15,969)	(29,071)
Special charges	—	(3,047)	—	(3,047)

Earnings (loss) before income taxes	$16,870	$(120,898)	$(2,210)	$(187,039)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

RECAP OF MANUFACTURING EFFICIENCY AND CONSOLIDATION INITIATIVES
(In thousands)
(Unaudited)

	4th	1st	2nd	3rd	4th	Year
	Quarter	Quarter	Quarter	Quarter	Quarter	to Date
	2001	2002	2002	2002	2002	2002	Cumulative

Certain costs excluded from electrical segment earnings:
Impairment charges on long-lived assets	$30,041	$—	$—	$—	$—	$—	$30,041
Provision (recovery) — restructured operations	11,666	1,265	361	59	(29)	1,656	13,322
Cost of sales	3,047	—	—	—	—	—	3,047

Total excluded from segment earnings	44,754	1,265	361	59	(29)	1,656	46,410

Certain costs reflected in electrical segment earnings:
Cost of sales	4,321	11,024	13,431	5,473	2,853	32,781	37,102

Total reflected in segment earnings	4,321	11,024	13,431	5,473	2,853	32,781	37,102

Total manufacturing plan costs	$49,075	$12,289	$13,792	$5,532	$2,824	$34,437	$83,512

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS —

ITEMS INCLUDED IN RESULTS
(In thousands)
(Unaudited)

	Full Year 2002

	FAS 142	Manufacturing	Securities	Impact of
	Goodwill	Restructuring	Class-action	Changes in	2002
	Impairment	Program	Lawsuit	U.S. Tax Laws	Total

Net sales	$—	$—	$—	$—	$—
Cost of sales		32,781			32,781

Gross margin	—	(32,781)	—	—	(32,781)
Selling, general and administrative	—	—	—	—	—
Impairment charges on long- lived assets	—	—	—	—	—
Provision (recovery) — restructured operations	—	1,656	—	—	1,656

Earnings (loss) from operations	—	(34,437)	—	—	(34,437)
Income from unconsolidated companies	—	—	—	—	—
Interest expense — net	—	—	—	—	—
Other (expense) income — net	—	—	(19,000)	—	(19,000)

Earnings (loss) before income taxes	—	(34,437)	(19,000)	—	(53,437)
Income tax provision (benefit)	—	(10,675)	(5,890)	10,931	(5,634)

Net earnings (loss) from continuing operations before cumulative effect of an accounting change	—	(23,762)	(13,110)	(10,931)	(47,803)
Cumulative effect of an accounting change, net of tax	(44,815)	—	—	—	(44,815)
Loss on sale of discontinued operations, net of tax	—	—	—	—	—

Net earnings (loss)	$(44,815)	$(23,762)	$(13,110)	$(10,931)	$(92,618)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS —

ITEMS INCLUDED IN RESULTS — (Continued)
(In thousands)
(Unaudited)

	Full Year 2001

		Manufacturing	Patent	Divestiture	Impairment in
	Goodwill	Restructuring	Infringement	of Product	Non-strategic	2001
	Amortization	Program	Lawsuit	Lines	Assets	Total

Net sales	$—	$—	$—	$(2,532)	$—	$(2,532)
Cost of sales		7,368		632		8,000

Gross margin	—	(7,368)	—	(3,164)	—	(10,532)
Selling, general and administrative	15,882					15,882
Impairment charges on long-lived assets	—	30,041	—	36,637	16,743	83,421
Provision (recovery) — restructured operations	—	11,666	—	—	—	11,666

Earnings (loss) from operations	(15,882)	(49,075)	—	(39,801)	(16,743)	(121,501)
Income from unconsolidated companies	—	—	—	—	—	—
Interest expense — net	—	—	—	—	—	—
Other (expense) income — net	—	—	(27,000)	—	—	(27,000)

Earnings (loss) before income taxes	(15,882)	(49,075)	(27,000)	(39,801)	(16,743)	(148,501)
Income tax provision (benefit)	(109)	(15,213)	(8,370)	(2,034)	(5,190)	(30,916)

Net earnings (loss) from continuing operations before cumulative effect of an accounting change	(15,773)	(33,862)	(18,630)	(37,767)	(11,553)	(117,585)
Cumulative effect of an accounting change, net of tax	—	—	—	—	—	—
Loss on sale of discontinued operations, net of tax	—	—	—	—	—	—

Net earnings (loss)	$(15,773)	$(33,862)	$(18,630)	$(37,767)	$(11,553)	$(117,585)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

TRANSITIONAL DISCLOSURES FOR

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142
(In thousands, except per share data)
(Unaudited)

	Quarter Ended

	December 29,	December 30,
	2002	2001

			Add back
			Goodwill
		As reported	Amortization	As adjusted

Earnings (loss) before income taxes	$16,870	$(120,898)	$4,059	$(116,839)
Income tax provision (benefit)	3,187	(37,963)	28	(37,935)

Net earnings (loss) from continuing operations	$13,683	$(82,935)	$4,031	$(78,904)

Net earnings (loss) per common share from continuing operations:
Basic	$0.23	$(1.43)	$0.07	$(1.36)

Diluted	$0.23	$(1.43)	$0.07	$(1.36)

Segment earnings (loss):
Electrical	$14,389	$(24,541)	$3,056	$(21,485)
Steel Structures	1,266	4,709	522	5,231
Communications	3,303	(3,371)	21	(3,350)
HVAC	2,586	534	460	994

Total reportable segment earnings (loss)	21,544	(22,669)	4,059	(18,610)
Impairment charges on long-lived assets	1,236	46,644	—	46,644
Provision (recovery ) — restructured operations	(29)	11,666	—	11,666
Interest expense — net	(6,529)	(10,047)	—	(10,047)
Other (expense) income — net	3,062	(26,825)	—	(26,825)
Special charges	—	(3,047)	—	(3,047)

Earnings (loss) before income taxes	$16,870	$(120,898)	$4,059	$(116,839)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

TRANSITIONAL DISCLOSURES FOR

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142
(In thousands, except per share data)
(Unaudited)

	Year to Date

	December 29,	December 30,
	2002	2001

			Add back
			Goodwill
		As reported	Amortization	As adjusted

Earnings (loss) before income taxes	$(2,210)	$(187,039)	$15,882	$(171,157)
Income tax provision (benefit)	6,002	(48,162)	109	(48,053)

Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$(8,212)	$(138,877)	$15,773	$(123,104)

Net earnings (loss) per common share from continuing operations before cumulative effect of an accounting change:
Basic	$(0.14)	$(2.39)	$0.27	$(2.12)

Diluted	$(0.14)	$(2.39)	$0.27	$(2.12)

Segment earnings (loss):
Electrical	$27,131	$(27,305)	$12,168	$(15,137)
Steel Structures	15,289	18,212	2,059	20,271
Communications	3,154	(10,168)	129	(10,039)
HVAC	6,302	1,187	1,526	2,713

Total reportable segment earnings (loss)	51,876	(18,074)	15,882	(2,192)
Impairment charges on long-lived assets	1,236	83,281	—	83,281
Provision (recovery) — restructured operations	1,656	11,666	—	11,666
Interest expense — net	(35,225)	(41,900)	—	(41,900)
Other (expense) income — net	(15,969)	(29,071)	—	(29,071)
Special charges	—	(3,047)	—	(3,047)

Earnings (loss) before income taxes	$(2,210)	$(187,039)	$15,882	$(171,157)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)
(Unaudited)

	December 29,	December 30,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$177,994	$234,843
Marketable securities	65,863	6,982
Receivables — net	161,091	188,160
Inventories — net	182,282	192,079
Other current assets	117,701	148,239

Total current assets	704,931	770,303
Property, plant and equipment — net	287,415	309,080
Goodwill — net	437,175	474,715
Investments in unconsolidated companies	121,575	121,735
Other assets	68,660	85,777

Total assets	$1,619,756	$1,761,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$65,126	$54,002
Accounts payable	109,479	120,688
Accrued liabilities	113,406	176,959
Income taxes payable	9,148	4,060

Total current liabilities	297,159	355,709
Long-term debt	559,982	618,035
Other long-term liabilities	138,479	104,581
Shareholders’ equity	624,136	683,285

Total liabilities and shareholders’ equity	$1,619,756	$1,761,610